[redacted]

14049541

KAB 3/24

G-405

ANNUAL AUDITED REPORT FORM G-405 PART III	U.S. DEPARTMENT OF THE TREASURY WASHINGTON, D.C. 20220 **FACING PAGE** **Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2**	OMB APPROVAL OMB = 1535-0089 SEC FILE NO. 8-37775

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YYYY) AND ENDING 12/31/2013 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

G.X. Clarke & Co.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

10 Exchange Place, Suite 1005
(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph J. Porzio (212) 200-3600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report
(Name - if individual, state last, first, middle name)

Deloitte & Touche LLP

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

AP 3/26

AFFIRMATION

I, Joseph Porzio, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to G.X. Clarke & Co. (the "Company") as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any partner, proprietor, or principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph Porzio
Executive Vice President

Subscribed to before me this
28th day of February, 2014

Gloria C. Cohen
Notary Public

GLORIA C. COHEN
ID # 2272670
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 3/6/2016

G.X. CLARKE & CO.
(SEC I.D. No. 8-37775)

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed in accordance with Section 405.2
of the Regulations pursuant to Section 15C
of the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
G.X. Clarke & Co.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of G.X. Clarke & Co. (the "Company") as of December 31, 2013 that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of G.X. Clarke & Co. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2014

G.X. CLARKE & CO.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash		$ 9,954,000
Receivables from broker-dealers and other counterparties		16,198,000
Receivables under reverse repurchase agreements		449,299,000
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $113,024,000):		
U.S. Treasury obligations	$ 575,970,000	
U.S. Government agency obligations	200,900,000	
Agency mortgage-backed obligations	279,355,000	1,056,225,000
Interest receivable on trading assets		2,366,000
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $956,000		518,000
Other assets		269,000
TOTAL ASSETS		$ 1,534,829,000

LIABILITIES AND PARTNERS' EQUITY

Payables to broker-dealers and other counterparties		$ 378,727,000
Payables under repurchase agreements		730,774,000
Trading liabilities, at fair value		
U.S. Treasury obligations	$ 262,160,000	
U.S. Government agency obligations	97,714,000	359,874,000
Interest payable on trading liabilities		1,500,000
Other liabilities and accrued expenses		5,704,000
		1,476,579,000
Subordinated liabilities		8,250,000
PARTNERS' EQUITY		50,000,000
TOTAL LIABILITIES AND PARTNERS' EQUITY		$ 1,534,829,000

See notes to the Statement of Financial Condition.

G.X. CLARKE & CO.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2013

1. INTRODUCTION AND BASIS OF PRESENTATION

Description of Business – G.X. Clarke & Co. (the "Company"), a partnership, is a registered broker-dealer in U.S. Government and agency securities under the Government Securities Act of 1986.

Basis of Presentation – The statement of financial condition of the Company is prepared in conformity with accounting principles generally accepted in the United States of America. These principles require the Company to make certain estimates and assumptions, including those regarding trading assets, trading liabilities and certain accrued liabilities that may affect the amounts reported in the statement of financial condition and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Trading Assets and Trading Liabilities – The Company's trading activities consist primarily of securities trading in connection with U.S. Treasury obligations, U.S. Government agency obligations, and agency mortgage-backed obligations. Trading assets and trading liabilities, including derivatives used in the Company's trading activities, are recorded on a trade date basis at fair value. Derivative instruments, which consist of futures, mortgage-backed "to be announced" (TBA) securities and forward settling transactions, are used to manage risk exposures in trading inventory.

The guidance on fair value accounting establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. Fair value is the amount that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The fair values of trading assets and trading liabilities are based on quoted external sources (e.g., observable market prices, observable market parameters, price quotation services, etc.), internal sources (e.g., dealer price quotations for similar instruments) or estimates made in good faith by management based on available information. A substantial percentage of the fair value of the Company's trading assets and trading liabilities is based on observable market prices.

Securities Financing Transactions – The Company enters into receivables under reverse repurchase agreements and payables under repurchase agreements primarily to finance inventory positions, acquire securities to cover short positions or to acquire securities for settlement.

These agreements are recorded at their contractual amounts plus accrued interest. The related interest is recorded in the accompanying statement of income as interest revenue or interest expense, as applicable. In connection with these agreements and transactions, it is the policy of the Company to receive or pledge cash or securities to adequately collateralize such agreements and transactions in accordance with general industry guidelines and practices. The value of the collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. The carrying amounts of these agreements and transactions approximate fair value due to their short-term nature and the level of collateralization.

Offsetting Assets and Liabilities – In December 2011, the FASB issued guidance to enhance disclosures about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Under the amended guidance, an entity is required to disclose information relating to recognized assets and liabilities that are offset or subject to an enforceable master netting arrangement or similar agreement, including the gross amounts of those recognized assets and liabilities, the amounts offset to determine the net amount presented in the statement of financial condition, and the net amount presented in the statement of financial condition.

With respect to amounts subject to an enforceable master netting arrangement or similar agreement which are not offset, disclosure is required of the amounts related to recognized financial instruments and other derivative instruments, the amount related to financial collateral (including cash collateral), and the overall net amount after considering amounts that have not been offset.

In January 2013, the FASB issued guidance to clarify that the scope of the December 2011 guidance applies only to derivatives, repurchase agreements and reverse repurchase agreements transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement.

The amendments were effective for interim and annual periods beginning on or after January 1, 2013. The Company has adopted this guidance and now presents the disclosures required by this guidance in Note 4. The adoption did not have a material impact on the Company's statement of financial condition.

Receivables from and Payables to Broker-dealers and Other Counterparties – The amounts shown represent amounts receivable from and payable to broker-dealers and other counterparties in connection with U.S. Treasury obligations, U.S. Government agency obligations, and agency mortgage-backed obligations. Receivables from broker-dealers and other counterparties primarily include amounts receivable for securities sold but not yet delivered by the Company on settlement date ("fails-to-deliver") and net receivables arising from unsettled trades. Payables to broker-dealers and other counterparties primarily include amounts payable for securities purchased but not yet received by the Company on settlement date ("fails-to-receive"), net payables arising from unsettled trades and bonds loaned transactions. Due to their short-term nature, receivables from and payables to broker-dealers and other counterparties approximate fair value.

Office Equipment and Leasehold Improvements – Office equipment is stated at cost less accumulated depreciation. Depreciation on office equipment is computed on a straight-line basis using an estimated useful life of 3 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the asset or the remaining life of the related lease.

At December 31, 2013, office equipment totaled $354,000 and leasehold improvements totaled $951,000. Accumulated depreciation and amortization was $787,000 as of December 31, 2013.

Income Taxes - The Company is treated as a partnership for U.S. federal income tax purposes.

3. TRADING ASSETS AT FAIR VALUE AND TRADING LIABILITIES AT FAIR VALUE

At December 31, 2013, the Company held trading assets at fair value and trading liabilities at fair value in U.S. Treasury obligations, U.S. Government agency obligations, and agency mortgage-backed obligations with maturity dates as follows:

	Less Than 1 year	1 to 5 Years	5 Years or Longer	Total
Trading Assets, at Fair Value				
U.S. Treasury obligations	$ 401,890,000	$ 105,722,000	$ 68,358,000	$ 575,970,000
U.S. Government agency obligations	3,037,000	165,940,000	31,923,000	200,900,000
Agency mortgage-backed obligations	464,000	7,434,000	271,457,000	279,355,000
Total	$ 405,391,000	$ 279,096,000	$ 371,738,000	$ 1,056,225,000
Trading Liabilities, at Fair Value				
U.S. Treasury obligations	$ 15,359,000	$ 183,301,000	$ 63,500,000	$ 262,160,000
U.S. Government agency obligations	-	85,657,000	12,057,000	97,714,000
Total	$ 15,359,000	$ 268,958,000	$ 75,557,000	$ 359,874,000

The Company enters into TBA securities transactions for the sole purpose of managing risk associated with the purchase of mortgage pass-through securities. TBA securities are included within agency mortgage-backed obligations within trading liabilities. Forward settling securities represent non-regular way transactions and are included in trading assets or liabilities. These transactions are summarized as follows:

	Gain / (Loss)	Notional Amounts
Unrealized loss on long TBA securities recorded within trading assets and related notional amounts (1)	$ (613,000)	$ 237,885,000
Unrealized gains on short TBA securities within trading liabilities and related notional amounts (1)	1,328,000	433,248,000
Unrealized loss on forward settling securities purchased within trading assets and related notional amounts	$ (284,000)	$ 38,161,000
Unrealized gain on forward settling securities sold within trading assets and related notional amounts	323,000	92,352,000

(1) The notional amounts of these instruments reflect the extent of the Company's involvement in TBA securities and do not represent risk of loss due to counterparty nonperformance.

The Company enters into futures contracts for economic hedging purposes. At December 31, 2013, the Company did not hold any futures positions, and the futures margin balance of $117,000 is included within other assets on the statement of financial condition.

In accordance with current fair value guidance, the Company has categorized its trading assets and trading liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Trading assets and trading liabilities recorded on the accompanying statement of financial condition are categorized based on the inputs to the valuation techniques as follows:

Level 1: Trading assets and trading liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in active markets that the Company has the ability to access (for example, U.S. Treasury obligations and certain U.S. Government agency securities).

Level 2: Trading assets and trading liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability (for example, agency mortgage-backed securities, and certain U.S. Government agency securities).

Level 2 inputs include:
a) Quoted prices for similar assets or liabilities in active markets;
b) Quoted prices for identical or similar assets or liabilities in non-active markets;
c) Pricing models whose inputs are observable for substantially the full term of the asset or liability;
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3: Trading assets and trading liabilities whose prices are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. The Company had no Level 3 trading assets or trading liabilities as of December 31, 2013. There were no transfers between any of the Level 1 and 2 categories in the fair value measurement hierarchy during the year ended December 31, 2013.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those trading assets and trading liabilities measured at fair value as of December 31, 2013:

Trading Assets, at Fair Value	**Level 1**	**Level 2**	**Total**
U.S. Treasury obligations	$ 575,970,000	$ -	$ 575,970,000
U.S. Government agency obligations	78,616,000	122,284,000	200,900,000
Agency mortgage-backed obligations	-	279,355,000	279,355,000
Total	$ 654,586,000	$ 401,639,000	$ 1,056,225,000

Trading Liabilities, at Fair Value	**Level 1**	**Level 2**	**Total**
U.S. Treasury obligations	$ 262,160,000	$ -	$ 262,160,000
U.S. Government agency obligations	97,496,000	218,000	97,714,000
Total	$ 359,656,000	$ 218,000	$ 359,874,000

4. OFFSETTING ARRANGEMENTS

To reduce credit exposures on derivatives, forward settling and securities financing transactions, the Company may enter into master netting agreements or similar arrangements with counterparties that permit it to offset receivables and payables with such counterparties. These agreements mitigate counterparty credit risk by providing for a single net settlement with a counterparty of all financial transactions covered by the agreement in the event of default as defined under such agreements.

Upon exercise of such termination rights, all transactions governed by the netting agreement are terminated and a net settlement amount is calculated. In addition, the Company receives and posts cash and securities collateral with respect to its derivatives and securities financing transactions.

All firm-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities are disclosed parenthetically in trading assets at fair value on the accompanying statement of financial condition.

The following table presents financial instruments and securities financing arrangements that are subject to enforceable netting arrangements, collateral arrangements or other similar agreements as of December 31, 2013:

Offsetting of Financial and Derivative Assets

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets in the Statement of Financial Condition	Gross Amounts Not Offset in the Statements of Financial Condition		Net Assets
Reverse Repurchase Agreements	$ 458,793,000	$ (9,494,000)	$ 449,299,000	$ (449,299,000)	(1)	$ -
TBA Securities	1,328,000	(613,000)	714,000	-		714,000
Forward Settling Securities	39,000	-	39,000	-		39,000
Total	$ 460,160,000	$ (10,107,000)	$ 450,052,000	$ (449,299,000)		$ 753,000

Offsetting of Financial and Derivative Liabilities

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities in the Statement of Financial Condition	Gross Amounts Not Offset in the Statements of Financial Condition		Net Liabilities
Repurchase Agreements	$ 78,264,000	$ (9,494,000)	$ 68,770,000	$ (68,770,000)	(2)	$ -
TBA Securities	613,000	(613,000)	-	-		-
Total	$ 78,877,000	$ (10,107,000)	$ 68,770,000	$ (68,770,000)		$ -

(1) Gross amount of cash collateral posted and not offset in the Statement of Financial Condition

(2) Gross amount of securities pledged not offset in the Statement of Financial Condition. These amounts do not include the excess collateral pledged.

5. COLLATERALIZED TRANSACTIONS

The Company pledges trading assets to collateralize repurchase agreements. At December 31, 2013, on a settlement date basis, trading assets of $78,037,000 were pledged as collateral under repurchase agreements. The counterparty has the right to repledge the collateral in connection with these transactions. These trading assets have been pledged as collateral and have been parenthetically disclosed on the accompanying statement of financial condition.

In addition, the Company pledged trading assets valued at approximately $675,301,000 as collateral for tri-party repurchase agreements. These securities have not been parenthetically disclosed on the statement of financial condition since the counterparty does not have the right to sell or repledge the collateral.

At December 31, 2013, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in reverse repurchase agreements. The fair value of such collateral at December 31, 2013, was approximately $456,866,000. In the normal course of business, this collateral is used by the Company to cover trading liabilities and to obtain financing in the form of repurchase agreements. At December 31, 2013, substantially all of the above collateral had been delivered against trading liabilities or repledged by the Company to obtain financing.

6. DEFINED CONTRIBUTION 401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan") covering partners and all full-time employees of the Company. Partners and employees having reached 20½ years of age have the option of joining the Plan after 6 months of service. The partners' and employees' contributions are limited to the lesser of 20% of the individual's gross wages or the maximum employee deductible contribution for a defined contribution plan ($17,500 for calendar year 2013). The Company matches annual partner and employee contributions to the Plan at the lesser of $15,300 or 6% of participating partners' or employees' compensation.

7. COMMITMENTS AND CONTINGENCIES

Leases and Commitments

At December 31, 2013, the minimum future rental commitments under the operating leases were as follows:

For the Year Ending Demember 31,	Amount
2014	637,000
2015	637,000
2016	347,000
Thereafter	62,000
Total	$ 1,683,000

Additionally, the Company's primary lease contains escalation clauses providing for increased rentals based upon maintenance and tax increases.

Commitments to Purchase Securities

Trading liabilities represent obligations of the Company to purchase specified financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy trading liabilities may exceed the amounts recognized on the accompanying statement of financial condition.

8. LIQUID CAPITAL REQUIREMENT

As a registered broker-dealer in U.S. Treasury obligations, U.S. Government agency obligations, and agency mortgage-backed obligations, the Company is subject to the financial responsibility requirements of Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. The capital requirements of Section 402.2 provide that a ratio shall be maintained of liquid capital to total haircuts (as defined) in excess of 1.2 to 1. At December 31, 2013, the Company had liquid capital of $55,348,000, excess liquid capital (as defined) of $49,427,000, and total haircuts of $4,934,000. The Company's ratio of liquid capital to total haircuts was 11.22 to 1.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a broker-dealer in U.S. Treasury obligations, U.S. Government agency obligations, and agency mortgage-backed obligations, the Company is engaged in various securities trading, borrowing and lending activities servicing solely institutional counterparties. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions and market risk associated with the sale of securities not yet purchased can be directly impacted by volatile trading markets which may impair their ability to satisfy outstanding obligations to the Company. In the event of non-performance and unfavorable market price movements, the Company may be required to purchase or sell financial instruments, which may result in a loss to the Company.

The Company does not anticipate non-performance by counterparties in the above situations. The Company has a policy of reviewing the credit standing of each counterparty with which it conducts business. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one counterparty. The Company administers limits, monitors credit exposure, and periodically reviews the financial soundness of counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into collateral arrangements and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions and entering into risk reducing transactions.

In the normal course of business, the Company enters into transactions involving futures contracts and forward sales and purchases of TBA securities for hedging purposes and to manage the Company's exposure to market and other risks. Futures contracts are transacted on a margin basis through a futures commission merchant, executed on an exchange, with cash settled on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried in other assets on the statement of financial condition at fair value and are based on quoted market prices. Market risk arises from changes in the value of futures contracts held. Realized and unrealized gains or losses on futures contracts are recorded in principal transactions revenues in the statement of income.

Concentrations of Credit Risk – The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer. Trading assets consist of U.S. Treasury obligations, U.S. Government agency obligations, and agency mortgage-backed obligations, as well as interest receivable on those securities, which in the aggregate represent approximately 69% of the Company's total assets as of December 31, 2013. In addition, all of the collateral held by the Company for receivables under reverse repurchase agreements, which represent 29% of the Company's total assets at December 31, 2013, consists of securities issued or guaranteed by the U.S. Government or its agencies.

10. RELATED PARTIES

Subordinated Liabilities – At December 31, 2013, the Company had subordinated loan agreements outstanding totaling $8,250,000 with twelve partners, four employees, and one estate of a former partner. The loans are non-marketable and pay a variable interest rate of two percent (2%) per annum in excess of the prime rate (such rate of interest shall not be lower than seven percent (7%) per annum or greater than thirteen percent (13%) per annum) and mature at various dates in the years 2014, 2015, 2016, 2017 and 2018. The rate of interest paid on the subordinated loans is deemed fair and reasonable by all parties relative to other investment opportunities. The Company concluded that estimating fair value of the subordinated liabilities is not practicable.

Subordinated loans of $8,250,000 are available to the Company in computing its liquid capital at December 31, 2013 pursuant to Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Distribution Payable to Partners – At December 31, 2013, the Company had $3,416,000 in payables to partners, relating to distributions declared in 2013 and paid in cash in January and February of 2014. The outstanding payable to the partners is included in other liabilities and accrued expenses on the statement of financial condition.

11. UNCERTAINTY IN INCOME TAXES

In accordance with current guidance on accounting for uncertainty in income taxes, the Company evaluated the requirements of the guidance and determined that it did not have any impact on the statement of financial condition.

The Company files partnership returns with the Federal, New York State, and New Jersey State tax authorities. The years that are open for tax examinations under the statute of limitations are 2010, 2011, 2012 and 2013.

12. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through February 28, 2014, the issuance date of this report. No subsequent events were noted.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
www.deloitte.com

February 28, 2014

G.X. Clarke & Co.
10 Exchange Place – Suite 1005
Jersey City, NJ 07302

In planning and performing our audit of the financial statements of G.X. Clarke & Co. (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Section 405.2, in the making the periodic computations of total haircuts and liquid capital under Section 402.2, and in determining compliance with the exemptive provisions of Section 403.4 under paragraph (k)(2)(i) of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Section 404.5 or in complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the regulations under Section 15C of the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the Department of Treasury's objectives. However, during the year, the Company held excess cash on certain securities delivered that was not fully covered by the balance in the "special account for the exclusive benefit of customers", resulting in a material inadequacy. This material inadequacy was remediated as of December 31, 2013 by appropriately funding the special account for the exclusive benefit of customers.

This report is intended solely for the information and use of the Partners, management, the Department of Treasury, Financial Industry Regulatory Authority, Inc., the Federal Reserve Bank of New York, the Securities and Exchange Commission, and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP